# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bolt Biotherapeutics, Inc., CIK 0001641281
CUSIP: 097702203
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 900 Chesapeake Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-25-012265
Filed by CIK 0001232621

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,879; sole dispositive power 0; shared dispositive power 66,879; aggregate amount beneficially owned 66,879 (3.5% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang. The percentages used herein are based on 1,919,441 shares of Common Stock outstanding as of August 7, 2025, as set forth in the Issuer's Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on August 14, 2025.
- KEVIN TANG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 66,879; sole dispositive power 0; shared dispositive power 66,879; aggregate amount beneficially owned 66,879 (3.5% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI and TCM.
- TANG CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 37,675; sole dispositive power 0; shared dispositive power 37,675; aggregate amount beneficially owned 37,675 (2% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,204; sole dispositive power 0; shared dispositive power 29,204; aggregate amount beneficially owned 29,204 (1.5% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Bolt Biotherapeutics, Inc.
Address of issuer's principal executive offices: 900 Chesapeake Drive, Redwood City, CA, 94063

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by TCM, the general partner of TCP and TCPI; Kevin Tang, the manager of TCM and Chief Executive Officer of Tang Capital Partners III, Inc. ("TCP III") and Tang Capital Partners IV, Inc. ("TCP IV"); TCP; TCPI; TCP III; and TCP IV.
Address of principal business office or, if none, residence: The address of TCM, Kevin Tang, TCP and TCPI is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Citizenship: TCM is a Delaware limited liability company. Mr. Tang is a United States citizen. TCP and TCPI are Delaware limited partnerships. TCP III and TCP IV are Nevada corporations that are indirectly wholly owned by TCP.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 66,879
Percent of class: 3.5%
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 66,879 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 66,879 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (11/14/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (11/14/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (11/14/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (11/14/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (11/14/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (11/14/2025)